December 22, 2010

Via Edgar and Facsimile

United States Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

ATTN:	Matt McNair, Attorney-Advisor, Division of Corporation Finance
Mike Volley, Staff Accountant
Kevin W. Vaughn, Accounting Branch Chief
Michael R. Clampitt, Senior Counsel

RE:	SEC follow-up letter dated December 15, 2010, File No. 000-03541

Dear Sirs:

We have received your SEC follow-up letter dated December 15, 2010 in which you requested additional information relating to certain financial disclosure items previously reported in our Form 10-Q dated June 30, 2010.

As was indicated to you by phone message earlier today, we are respectfully requesting that the initial 10 business day response deadline be extended until January 14, 2011. This extended deadline will be of assistance to us as we are currently working under time constraints related to year-end business activities and with limited staff availability due to scheduled vacations.

Please know that we will address each item noted in your comment letter on or before the updated response date of January 14, 2011. Again, we do appreciate you working with us on the timing of this requested response.

Sincerely,

/s/ THOMAS R. ROSAZZA
Thomas R. Rosazza, President/CEO

/s/ LORI G. HASSETT
Lori G. Hassett, Vice President/CFO